UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43107

SATELLOS BIOSCIENCE INC.
(Translation of registrant's name into English)

15 Allstate Parkway, Suite 600, Markham,
Ontario, Canada L3R 5B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1, is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-298223) and the Registrant’s Registration Statement on Form S-8 (File No. 333-294666), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Sales Agreement, dated August 14, 2026, by and between Satellos Bioscience Inc. and Leerink Partners LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOS BIOSCIENCE INC.

Date: August 14, 2026	By:	/s/ Elizabeth Williams, CPA, CA
Name: Elizabeth Williams, CPA, CA
Title: Chief Financial Officer